                     U.S SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
-----------                                                ----------------
FORM 12B-25                                                 SEC FILE NUMBER
-----------                                                    0-10990
                                                           ----------------
                           NOTIFICATION OF LATE FILING
                                                           ----------------
                                  (CHECK ONE):               CUSIP NUMBER
                                                              148449309
                                                           ----------------

                                                           -------------------
                                                               OMB Approval
                                                              Omb 3235-0058
                                                            Expires 31 Oct 1988
                                                           -------------------

          / / Form 10-K  / / Form 11-K  / / Form 20-F  /X/ Form 10-Q

                         For Period Ended: June 30, 2003
                                         ----------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

--------------------------------------------------------------------------------

  Part I - Registrant Information
--------------------------------------------------------------------------------

  Full Name of Registrant                   Castle Energy Corporation
  Former Name if Applicable
--------------------------------------------------------------------------------

  Address of Principal Executive Office (Street and Number)

                                        One Radnor Corporate Center
                                        100 Matsonford Road, Suite 250

--------------------------------------------------------------------------------

  City, State and Zip Code
                                            Radnor, PA 19087

--------------------------------------------------------------------------------

  Part II - Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X|            (b)   The subject annual report/portion thereof will be filed
                        on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                        and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

--------------------------------------------------------------------------------

    Part III - Narrative
--------------------------------------------------------------------------------

                  State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

                  Filing of Form 10-Q could not be completed within the prescribed time because:

                  a. Due to electronic transmission problems, legal comments from the Company's general counsel could not be transmitted to the Company.

                  b. It was not possible to convene all personnel necessary to review an issue that arose during the 10-Q review process.

--------------------------------------------------------------------------------
Part IV - Other Information
--------------------------------------------------------------------------------


         (1) Name and telephone number of person to contact in regard to this notification

             Richard E. Staedtler           610                995-9400
             --------------------       -----------        ------------------
                  (NAME)                (AREA CODE)        (TELEPHONE NUMBER)

         (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                            |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X| Yes |_| No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


             In fiscal 2002, the Company earned net income of $632,000 for the six months ended March 31, 2002. The Company expects a net loss of $728,000 for the six months ended March 31, 2003 but it is possible that such estimate may change before filing.

--------------------------------------------------------------------------------

                            Castle Energy Corporation
                  --------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

               DATE  August 14, 2003            BY     RICHARD E. STAEDTLER
                    -----------------              ---------------------------
                                                      Chief Financial Officer

             INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         -----------------------------------------------------------------
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS
         ---------------------------------------------------------------------

         1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.